UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2018

Commission File Number: 001-38722

ORCHARD THERAPEUTICS PLC

(Translation of registrant’s name into English)

108 Cannon Street

London EC4N 6EU

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 13, Orchard Therapeutics plc issued a press release announcing that it had entered into a lease agreement for a manufacturing facility of approximately 150,000 square feet in Fremont, California. A copy of this press release is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit	Description

99.1	Press Release dated December 13, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCHARD THERAPEUTICS PLC

Date: December 14, 2018	By:	/s/ Frank E. Thomas
Frank E. Thomas Chief Financial Officer